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MITRA SHAKERI
202.739.5313
mshakeri@morganlewis.com

April 30, 2007

VIA EDGAR

Sonny Oh, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Post-Effective Amendment No. 12 to Form N-4 for Penn Mutual Variable
    Annuity Account III (File Nos. 333-62811; 811-03457)

Dear Mr. Oh:

This responds to the comments you provided in our telephone conversations on April 6, 2007, April 12, 2007, April 16, 2007 and April 19, 2007 concerning Post-Effective Amendment No. 12, filed with the Commission on February 16, 2007 on Form N-4 for Penn Mutual Variable Annuity Account III ("Variable Annuity Account III"). Each of your comments and our response to each comment is set forth below.

Prospectus

     1. Comment: In the Glossary, please add a sentence or two regarding which terms may be looked up in the Glossary.

         Response: We have added the following disclosure to the Glossary:

We have included in this section additional explanation of certain words or terms used in this prospectus. These words or terms are capitalized throughout this prospectus.

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     2.   a. Comment: In the table titled, "PENN SERIES FUNDS, INC.--UNDERLYING
          FUND ANNUAL EXPENSES," please make sure if there are underlying funds using a fund of funds structure that the disclosure complies with Item 3 of Form N-1A, Instruction 3(f).

          Response: We confirm that there are no underlying funds using a fund of funds structure.

          b. Comment: Under the heading "EXAMPLES OF FEES AND EXPENSES," please switch the order of examples (1) and (2) with examples (3) and (4). Examples (3) and (4) should come first because they reflect the maximum costs.

          Response: We have made the requested change.

     3. Comment: Under the heading "VOTING INSTRUCTIONS," please add disclosure stating that fractional shares may be voted as well.

          Response: We revised the second paragraph under the heading "VOTING INSTRUCTIONS" as follows:

          If you are a Contract Owner, we determine the number of full and fractional Fund shares that you may vote by dividing your interest in a Subaccount by the net asset value per share of the Fund. If you are receiving annuity payments, we determine the number of full and fractional Fund shares that you may vote by dividing the reserve allocated to the Subaccount by the net asset value per share of the Fund. We may change these procedures whenever we are required or permitted to do so by law.

     4. Comment: Under the heading "HOW DO I PURCHASE A CONTRACT?" please add disclosure to the end of the first paragraph explaining where the purchase payment is held until the application materials are all completed.

          Response: We added the following disclosure as the last sentence of the first paragraph under the heading "HOW DO I PURCHASE A CONTRACT?":

          We hold your initial purchase payment in a non-interest bearing account until it is applied to your Contract or returned to you.

     5. Comment: Under the heading "WHAT TYPES OF ANNUITY PAYMENTS MAY I CHOOSE?" pursuant to Item 8(c) of Form N-4, please provide a brief discussion on the effects that frequency has on the level of annuity payments.

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          Response: We added the following disclosure as the third to last sentence of the last paragraph under the heading "WHAT TYPES OF ANNUITY PAYMENTS MAY I CHOOSE?":

          The less frequently we make payments, the larger each payment will be.

     6. Comment: Under the heading "WHAT ARE THE DEATH BENEFITS UNDER MY CONTRACT?" under the sub-heading, "ESTATE ENHANCEMENT DEATH BENEFIT RIDER," in the second paragraph, please add disclosure regarding the impact of when purchase payments exceed the sum of the Fixed Account Value, the Variable Account Value and all withdrawals from the Contract.

          Response: We added the following disclosure as the last sentence in the second paragraph under the sub-heading, "ESTATE ENHANCEMENT DEATH BENEFIT RIDER":

          If the purchase payments exceed the sum of Fixed Account Value, the Variable Account Value and all withdrawals from the Contract, no estate enhancement death benefit will be paid.

     7. Comment: Under the heading "MAY I WITHDRAW ANY OF MY MONEY?" please clarify how the first bullet point relates to disclosure described under the heading "FREE WITHDRAWALS." Additionally, please define "Free Withdrawal Amount."

          Response: We revised the second sentence of the first bullet point under the heading "MAY I WITHDRAW ANY OF MY MONEY?" as follows:

          If it is your first withdrawal in a Contract Year, the minimum withdrawal is the Free Withdrawal Amount (as defined below) if that amount is less than $500.

          We additionally revised the first sentence under the sub-heading "Annual Withdrawals of 15% of Purchase Payments" under the heading "FREE WITHDRAWALS" as follows:

          On the last day of the first Contract Year and once each Contract Year thereafter, you may withdraw an amount (the "Free Withdrawal Amount"), without incurring a contingent deferred sales charge, up to 15% of total purchase payments as of the date of the request.

     8. Comment: Under the heading "OPTIONAL GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER," in the first paragraph please explain the basis for now restricting the election of the rider in combination with any other rider offered in the prospectus for existing and

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          new Contract Owners. Alternatively, you could revise the disclosure to clarify that the restriction would only apply to new contract owners.

          Response: We understand your comment to be asking for an explanation as to why the riders are not offered in combination with other optional benefits for existing contract owners. Please understand that we are not imposing a new restriction. Prior to the introduction of the new rider, existing Contract Owners could only choose between one of two alternatives. Furthermore, the new rider may only be selected upon purchase of a Contract and, therefore, it is not available to existing Contract Owners.

          Subsequent Comment: Please indicate where in the prospectus disclosure reflects the fact that Contract Owners could only choose between one of two alternatives prior to the incorporation of the new rider.

          Response: In the May 1, 2006 prospectus, the section headed "OPTIONAL GUARANTEED MINIMUM ACCUMULATION BENEFIT AND GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER" immediately followed the section headed "OPTIONAL GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER" and prominently stated "as an alternative" in the first paragraph. Between this introductory language and the fact that the Guaranteed Minimum Accumulation Benefit riders were identical would have meant that a Contract Owner would have been paying twice for the same benefit, we believe it should have been apparent that the Contract Owner needed to make a choice.

          Follow-Up Response: Based on subsequent discussions with the staff, we have agreed to include carve-out disclosure allowing for Contract Owners who purchased the Optional Death Benefit Enhancement Riders or the Estate Enhancement Death Benefit Rider prior to May 1, 2007, to purchase the Optional Guaranteed Minimum Accumulation Benefit Rider and we have reflected this combination of riders as the maximum charge in the fee table and examples accordingly.

     9. a. Comment: Under the heading "OPTIONAL GUARANTEED MINIMUM ACCUMULATION BENEFIT AND GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER," in the first sentence under the sub-heading "GUARANTEED MINIMUM ACCUMULATION BENEFIT," please specify the applicable percentage.

          Response: We revised the first sentence under the heading "GUARANTEED MINIMUM ACCUMULATION BENEFIT" as follows:

          The Guaranteed Minimum Accumulation Benefit will be equal to the Contract Value at the start of the benefit period, plus a percentage (set forth in the table below), of any

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          subsequent purchase payments received during the benefit period, reduced by a proportional amount for any partial withdrawals of the Contract Value during the benefit period.

          b. Comment: Under the heading "OPTIONAL GUARANTEED MINIMUM ACCUMULATION BENEFIT AND GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER," in the fifth paragraph under the sub-heading "REMAINING GUARANTEED MINIMUM WITHDRAWAL BENEFIT PAYMENTS WHEN CONTRACT VALUE IS REDUCED TO ZERO," please define "Extra Lifetime Withdrawals."

          Response: We revised the first sentence of the fifth paragraph under the sub-heading "REMAINING GUARANTEED MINIMUM WITHDRAWAL BENEFIT PAYMENTS WHEN CONTRACT VALUE IS REDUCED TO ZERO" as follows:

          If the Contract Value is reduced to zero in a Contract Year where the Guaranteed Annual Lifetime Withdrawal Amount is reduced to zero by the impact of withdrawals in excess of the Guaranteed Annual Lifetime Withdrawal Amount and the Benefit Base is positive, remaining minimum withdrawals will be made under the Return of Benefit Base Withdrawal Option only.

          c. Comment: Under the heading "OPTIONAL GUARANTEED MINIMUM ACCUMULATION BENEFIT AND GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER," under the sub-heading "EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS ON GUARANTEED MINIMUM WITHDRAWAL BENEFIT," please clarify the entire paragraph and explain why the withdrawal amounts are not increased on a dollar-for-dollar basis. Please note that the same comment applies to the corresponding section under the heading "GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER."

          Response: To cover circumstances in which the dollar amount of the Guaranteed Annual Withdrawal Amount and the Guaranteed Lifetime Withdrawal Amount is less than the minimum distribution amount required by the Internal Revenue Code of 1986, as amended (the "Code"), we increase the withdrawal amount so that the Contract Owner receives the distribution required by the Code. We believe that the current disclosure makes this point, however we would consider any clarifying language that you would suggest. Further, we deleted the reference to increases on a "dollar-for-dollar basis" in Post-Effective Amendment No. 12 because it was unnecessary and confusing.

          Subsequent Comment: The "dollar-for-dollar basis" disclosure was added in response to a comment to Post-Effective Amendment No. 10, please explain why it is confusing.

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          Response: We revised the first sentence under the sub-heading "EFFECT
          OF REQUIRED MINIMUM DISTRIBUTIONS ON GUARANTEED MINIMUM WITHDRAWAL BENEFIT" as follows:

          Either or both of the Guaranteed Annual Withdrawal Amount and the Guaranteed Annual Lifetime Withdrawal Amount will be increased on a dollar-for-dollar basis in any Contract Year in order to meet that Contract Year's required minimum distribution requirement according to the Code, as amended from time to time, and the regulations promulgated thereunder.

          d. Comment: Under the heading "OPTIONAL GUARANTEED MINIMUM ACCUMULATION BENEFIT AND GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER," under the sub-heading "ANNUITY PAYMENTS," (i) in condition (b) please explain why the reference to the Guaranteed Minimum Accumulation Benefit has been deleted; (ii) similarly, please explain the basis for the deletion of condition (e) for existing and new Contract Owners.

          Response: The reference in condition (b) to the Guaranteed Minimum Accumulation Benefit was unnecessarily redundant and was deleted. Contract value would go to zero only as a result of withdrawals. In that scenario, the payment due under the Guaranteed Minimum Accumulation Benefit would also go to zero due to the adjustments for withdrawals.

          The deletion of condition (e) results from the fact that the Company now allows joint annuitants on this rider and has included provisions in the policy that allow joint anuuitants to be changed if no withdrawals have been taken or that joint annuitants can be changed to a single annuitant in the event of divorce or death of one of the joint annuitants. Consistent with these possibilities, the Company determined that a change in annuitant would no longer be a termination event.

     10. a. Comment: Under the heading "GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER," under the sub-heading, "INFLATION ADJUSTMENT," please revise and clarify the formula.

          Response: The formula is complete as described and we confirm that the formula is accurate.

          b. Comment: Under the heading "GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER," under the sub-heading, "DEATH BENEFIT ENHANCEMENT," please explain the absence of (d) in calculating the formula, see calculation of previous rider.

          Response: These are two different riders and they are calculated differently.

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     11.  a. Comment: Under the heading, "WHAT CHARGES DO I PAY?" under the sub-heading "CONTINGENT DEFERRED SALES CHARGE," please add disclosure explaining the relationship between the contingent deferred sales charge and the free withdrawals with respect to withdrawals made pursuant to all existing and newly added optional benefits.

          Response: We revised the second sentence of the second paragraph under the sub-heading "CONTINGENT DEFERRED SALES CHARGE" as follows:

          The following table shows the schedule of the contingent deferred sales charge that will be applied to withdrawal of a purchase payment (including withdrawals of amounts attributable to the Guaranteed Minimum Withdrawal Benefit and Guaranteed Lifetime Withdrawal Benefit), after allowing for the free withdrawals which are described in the next subsection.

          Subsequent Comment: Please confirm whether the new disclosure means that purchase payments withdrawn pursuant to any of these riders in excess of the free withdrawal amount would still be subject to the contingent deferred sales charge, if so please add disclosure to reflect this.

          Response: We confirm that purchase payments withdrawn pursuant to any of these riders in excess of the free withdrawal amount would still be subject to the contingent deferred sales charge. Therefore, we further revised the second sentence of the second paragraph under the sub-heading "CONTINGENT DEFERRED SALES CHARGE" as follows:

          We will apply the following schedule of contingent deferred sales charges to all withdrawals of purchase payments (including withdrawals of amounts attributable to the Guaranteed Minimum Withdrawal Benefit and Guaranteed Lifetime Withdrawal Benefit), which are not free withdrawals as described in the next subsection.

          b. Comment: Under the heading, "WHAT CHARGES DO I PAY?" under the sub-heading "CONTRACT RIDER CHARGES," the disclosure states that the charges are allocated pro rata and deducted on the contract anniversary, but does not explain what happens upon the surrender of a Contract other than on the contract anniversary. Please add disclosure stating what would happen. Please note that this comment applies to all other applicable rider charges.

          Response: Under the heading, "WHAT CHARGES DO I PAY?" we added the following sentence as the last sentence of each paragraph under the sub-headings, "Optional Guaranteed Minimum Accumulation Benefit Rider," "Optional Combined Minimum

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          Accumulation Benefit and Guaranteed Minimum Withdrawal Benefit Rider,"
          and "Guaranteed Lifetime Withdrawal Benefit Rider":

          We will deduct any uncollected rider charges on the date you surrender your Contract.

          Subsequent Comment: Please clarify the meaning of the added disclosure and revise relevant disclosure for each rider accordingly.

          Response: In place of the added disclosure above, we added the following disclosure in the place of the first sentence of each paragraph under the sub-headings, "Optional Guaranteed Minimum Accumulation Benefit Rider," "Optional Combined Minimum Accumulation Benefit and Guaranteed Minimum Withdrawal Benefit Rider," and "Guaranteed Lifetime Withdrawal Benefit Rider":

          The rider charge for this benefit will be calculated on the first day of each calendar month and the monthly charges will be accumulated during a Contract Year and deducted on the contract anniversary. We will deduct any uncollected rider charges on the date you surrender your Contract. The rider charge for this benefit will be a percentage of the monthly Contract Value that is allocated to the variable sub-accounts.

          Follow-Up Response: Based on subsequent conversations with the staff, for further clarification, we added the following disclosure as the last two sentences of each paragraph under the sub-headings, "Optional Guaranteed Minimum Accumulation Benefit Rider," "Optional Combined Minimum Accumulation Benefit and Guaranteed Minimum Withdrawal Benefit Rider," and "Guaranteed Lifetime Withdrawal Benefit Rider":

          We will deduct any accrued, but uncollected rider charges on the date you surrender your Contract or upon your death as of the date of surrender or death. No rider charge will be imposed upon annuitization.

     12. Comment: Please disclose to the staff whether there are any types of guarantees or support agreements with third parties that support any of the Company's guarantees under the Contract or whether the Company will be primarily responsible for paying out on any guarantees associated with the Contract.

          Response: We confirm that there are no types of guarantees or support agreements with third parties.

     13. Comment: In the Part C, please provide appropriate exhibits for the newly added riders.

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          Response: The exhibits will be provided in the next filing.

                             * * * * * * * * * * * *

I hereby acknowledge on behalf of Variable Annuity Account III that: (i) Variable Annuity Account III is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) Variable Annuity Account III may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We appreciate your attention to this filing. Please do not hesitate to contact me with any questions or comments at 202.739.5313.

Sincerely,


/s/ Mitra Shakeri
------------------------------------
Mitra Shakeri

Enclosures

c: Michael Berenson, Esq.